Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s condensed consolidated interim financial statements Q3 2012, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 7, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Condensed consolidated

interim financial statements

Q3 2012

aegon.com	The Hague, November 8, 2012

Unaudited	1

Condensed consolidated income statement
EUR millions (except per share data)	Notes	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Premium income	4	4,411	4,306	14,859	15,084
Investment income	5	2,287	1,914	6,563	6,124
Fee and commission income		469	96	1,403	984
Other revenues		1	1	6	5
Total revenues		7,168	6,317	22,831	22,197
Income from reinsurance ceded	6	1,107	976	3,140	1,883
Results from financial transactions	7	5,162	(8,105)	10,783	(6,060)
Other income	8	-	-	2	34
Total income		13,437	(812)	36,756	18,054

Benefits and expenses	9	12,835	(1,053)	34,897	16,565
Impairment charges / (reversals)	10	39	137	137	307
Interest charges and related fees		115	133	373	361
Other charges	11	1	(5)	19	16
Total charges		12,990	(788)	35,426	17,249

Share in net result of associates		6	8	24	25
Income before tax		453	(16)	1,354	830
Income tax (expense) / benefit		(79)	76	(205)	(39)
Net income		374	60	1,149	791

Net income attributable to:
Equity holders of Aegon N.V.		373	60	1,148	790
Non-controlling interests		1	-	1	1

Earnings per share (EUR per share)
Basic earnings per share		0.17	0.01	0.50	(0.08)
Diluted earnings per share	18	0.17	0.01	0.50	(0.08)

Earnings per common share calculation
Net income		373	60	1,148	790
Preferred dividend		-	-	(59)	(59)
Coupons on other equity instruments		(48)	(45)	(146)	(132)
Coupons and premium on convertible core capital securities		-	-	-	(750)
Earnings attributable to common shareholders		325	15	943	(151)

Weighted average number of common shares outstanding		1,919	1,880	1,895	1,842

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Net income	374	60	1,149	791

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	2,136	1,483	3,628	1,848
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(115)	(119)	(299)	(338)
Changes in revaluation reserve real estate held for own use	-	3	3	3
Changes in cash flow hedging reserve	(78)	910	35	907
Movement in foreign currency translation and net foreign investment hedging reserve	(123)	1,042	341	(141)
Equity movements of associates	3	(1)	22	(8)
Aggregate tax effect of items recognized in other comprehensive income	(565)	(734)	(981)	(790)
Other	3	10	(2)	4
Other comprehensive income for the period	1,261	2,594	2,747	1,485
Total comprehensive income	1,635	2,654	3,896	2,276

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	1,634	2,653	3,896	2,275
Non-controlling interests	1	1	-	1

Unaudited	3

Condensed consolidated statement of financial position
		Sept. 30, 2012	Dec. 31, 2011
EUR millions	Notes

ASSETS
Intangible assets	12	3,103	3,285
Investments	13	147,955	144,079
Investments for account of policyholders	14	156,831	142,529
Derivatives	15	20,307	15,504
Investments in associates		802	742
Reinsurance assets	16	12,502	11,517
Deferred expenses and rebates	17	11,942	11,633
Other assets and receivables		8,022	8,184
Cash and cash equivalents		7,810	8,104
Total assets		369,274	345,577

EQUITY AND LIABILITIES
Shareholders’ equity		24,535	21,000
Other equity instruments	19	5,011	4,720
Issued capital and reserves attributable to equity holders of Aegon N.V.		29,546	25,720
Non-controlling interests		14	14
Group equity		29,560	25,734

Trust pass-through securities		161	159
Subordinated borrowings	20	61	18
Insurance contracts		107,704	105,175
Insurance contracts for account of policyholders		79,667	73,425
Investment contracts		18,957	20,847
Investment contracts for account of policyholders		78,891	71,433
Derivatives	15	16,964	12,728
Borrowings	21	11,298	10,141
Other liabilities		26,011	25,917
Total liabilities		339,714	319,843
Total equity and liabilities		369,274	345,577

4	Unaudited

Condensed consolidated cash flow statement
EUR millions	YTD 2012	YTD 2011

Cash flow from operating activities	(1,124)	1,795

Purchases and disposals of intangible assets	(31)	(11)
Purchases and disposals of equipment and other assets	(41)	(39)
Purchases, disposals and dividends of subsidiaries and associates	(87)	620
Cash flow from investing activities	(159)	570

Issuance of share capital	1	913
Dividends paid	(207)	(59)
Issuances, repurchases and coupons of convertible core capital securities	-	(2,250)
Issuances, repurchases and coupons of perpetuals	(173)	(176)
Issuances, repurchases and coupons of non cumulative subordinated notes	249	-
Issuances and repayments of borrowings	1,214	1,241
Cash flow from financing activities	1,084	(331)

Net increase / (decrease) in cash and cash equivalents	(199)	2,034
Net cash and cash equivalents at January 1	7,826	5,174
Effects of changes in foreign exchange rates	67	12
Net cash and cash equivalents at end of period	7,694	7,220

	Sept. 30, 2012	Sept. 30, 2011
Cash and cash equivalents	7,810	7,322
Bank overdrafts	(116)	(102)
Net cash and cash equivalents	7,694	7,220

Unaudited	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Nine months ended September 30, 2012

At beginning of year	9,097	9,403	3,464	(964)	-	4,720	25,720	14	25,734

Net income recognized in the income statement	-	1,148	-	-	-	-	1,148	1	1,149

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,628	-	-	-	3,628	-	3,628
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(299)	-	-	-	(299)	-	(299)
Changes in revaluation reserve real estate held for own use	-	-	3	-	-	-	3	-	3
Changes in cash flow hedging reserve	-	-	35	-	-	-	35	-	35
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	341	-	-	341	-	341
Equity movements of associates	-	-	-	22	-	-	22	-	22
Aggregate tax effect of items recognized in other comprehensive income	-	(6)	(971)	(4)	-	-	(981)	-	(981)
Transfer from / to other headings	-	(20)	20	-	-	-	-	-	-
Other	-	(1)	-	-	-	-	(1)	(1)	(2)
Total other comprehensive income	-	(27)	2,416	359	-	-	2,748	(1)	2,747
Total comprehensive income/ (loss) for 2012	-	1,121	2,416	359	-	-	3,896	-	3,896

Shares issued	1	-	-	-	-	-	1	-	1
Treasury shares	-	2	-	-	-	-	2	-	2
Dividends paid on common shares	-	(148)	-	-	-	-	(148)	-	(148)
Preferred dividend	-	(59)	-	-	-	-	(59)	-	(59)
Issuance of non-cumulative subordinated loans	-	-	-	-	-	271	271	-	271
Coupons on non-cumulative subordinated notes	-	(17)	-	-	-	-	(17)	-	(17)
Cost of issuance of non-cumulative subordinated notes (net of tax)	-	(10)	-	-	-	-	(10)	-	(10)
Coupons on perpetual securities	-	(130)	-	-	-	-	(130)	-	(130)
Share options and incentive plans	-	-	-	-	-	20	20	-	20
At end of period	9,098	10,162	5,880	(605)	-	5,011	29,546	14	29,560

Nine months ended September 30, 2011

At beginning of year	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income recognized in the income statement	-	790	-	-	-	-	790	1	791

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,848	-	-	-	1,848	-	1,848
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(338)	-	-	-	(338)	-	(338)
Changes in revaluation reserve real estate held for own use	-	-	3	-	-	-	3	-	3
Changes in cash flow hedging reserve	-	-	907	-	-	-	907	-	907
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(141)	-	-	(141)	-	(141)
Equity movements of associates	-	-	-	(8)	-	-	(8)	-	(8)
Aggregate tax effect of items recognized in other comprehensive income	-	-	(793)	3	-	-	(790)	-	(790)
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	1,627	(146)	-	-	1,485	-	1,485
Total comprehensive income / (loss) for 2011	-	794	1,627	(146)	-	-	2,275	1	2,276

Shares issued	913	-	-	-	-	-	913	-	913
Cost of issuance of shares (net of tax)	-	(14)	-	-	-	-	(14)	-	(14)
Preferred dividend	-	(59)	-	-	-	-	(59)	-	(59)
Coupons on perpetual securities	-	(132)	-	-	-	-	(132)	-	(132)
Repurchase of convertible core capital securities	-	-	-	-	(1,500)	-	(1,500)	-	(1,500)
Coupons and premium on convertible core capital securities	-	(750)	-	-	-	-	(750)	-	(750)
Share options and incentive plans	-	-	-	-	-	12	12	-	12
At end of period	9,097	9,368	2,585	(1,489)	-	4,716	24,277	12	24,289

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at Aegonplein 50, 2591 TV The Hague. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the Company”), its subsidiaries and its proportionally consolidated joint ventures (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limit extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 25,000 people worldwide (2011: 25,000).

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the third quarter ended, September 30, 2012, have been prepared in accordance with IAS 34 ‘Interim financial reporting’, as adopted by the European Union (EU), and as issued by the International Accounting Standards Board (IASB). They do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and should therefore be read together with the 2011 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2011. Aegon’s Annual Report for 2011 is available on its website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the third quarter ended September 30, 2012, were approved by the Executive Board on November 7, 2012.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2011 consolidated financial statements, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board as adopted by the European Union, except for the following accounting policy for compound instruments:

Non-cumulative subordinated notes

Non-cumulative subordinated notes are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes Aegon has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of Aegon and therefore Aegon has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for Aegon. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole.

Unaudited	7

Incremental external costs that are directly attributable to the issuing or buying back of the non-cumulative subordinated notes are recognized in either equity or income statement proportionately to the equity component and liability component, net of tax.

Coupon payments and other distributions to holders of the non-cumulative subordinated notes are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the coupon has been declared and approved.

The following standards, interpretations, amendments to standards and interpretations became effective in 2012:

t	Amendment to IFRS 1 First time adoption – Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters.
t	Amendment to IFRS 7 Disclosures – Transfers of Financial Assets.
t	IAS 12 Income Taxes – Recovery of Tax Assets.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended September 30, 2012.

Future adoption of new IFRS accounting standards

In June 2011, the revised standard IAS 19 Employee Benefits was issued. The amended standard applies to financial years beginning on, or after, January 1, 2013. The amendments eliminate the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring actuarial gains and losses to be presented in other comprehensive income. The revised standard also requires the expected return on plan assets to be replaced by the discount rate used to determine the defined benefit liability. The discount rate shall be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. And, furthermore, the revised standard enhances the disclosure requirements for defined benefit plans, providing information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

As per September 30, 2012, Aegon estimates the adverse impact on equity of removing the corridor to be approximately EUR 1.4 billion (post tax), consisting of the unrecognized actuarial gains and losses as per that date. The deterioration compared to the estimated impact as at December 31, 2011 is largely attributable to declining discount rates. The impact of the revised standard however, will be affected by movements in unrecognised actuarial gains and losses until the effective date, driven by the discount rate as of the effective date, the fair value of plan assets as of the effective date and the impact of other changes in the revised standard. Aegon does not expect any changes in the classification of the employee plans resulting from the revised standard.

For a complete overview of IFRS standards, published before January 1, 2012, that will be applied in future years, but were not early adopted by the Group, refer to Aegon’s Annual Report for 2011.

Taxes

Taxes on income for the first nine months of 2012 are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgements and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

8	Unaudited

In preparing the condensed consolidated interim financial statements, significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
September 30, 2012	1	EUR	1.2865	0.7967
December 31, 2011	1	EUR	1.2982	0.8353

Weighted average exchange rates

			USD	GBP
First nine months 2012	1	EUR	1.2811	0.8115
First nine months 2011	1	EUR	1.4056	0.8702

Unaudited	9

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Three months ended September 30, 2012

Underlying earnings before tax geographically	344	82	26	70	(50)	-	472	(1)	471
Fair value items	(45)	(37)	(17)	(1)	(26)	-	(126)	-	(126)
Realized gains / (losses) on investments	69	40	14	5	-	-	128	-	128
Impairment charges	(44)	(13)	-	(5)	-	-	(62)	-	(62)
Impairment reversals	27	-	-	-	-	-	27	-	27
Other income / (charges)	(1)	(3)	15	(8)	-	-	3	-	3
Run-off businesses	12	-	-	-	-	-	12	-	12
Income before tax	362	69	38	61	(76)	-	454	(1)	453
Income tax (expense) / benefit	(70)	(7)	(1)	(23)	21	-	(80)	1	(79)
Net income	292	62	37	38	(55)	-	374	-	374
Inter-segment underlying earnings	(49)	(14)	(15)	73	5

Revenues
Life insurance gross premiums	1,643	405	1,445	292	-	(18)	3,767	(53)	3,714
Accident and health insurance	476	34	-	43	1	(1)	553	-	553
General insurance	-	107	-	37	-	-	144	-	144
Total gross premiums	2,119	546	1,445	372	1	(19)	4,464	(53)	4,411
Investment income	927	556	728	79	90	(93)	2,287	-	2,287
Fee and commission income	282	79	37	138	-	(67)	469	-	469
Other revenues	2	-	-	1	1	-	4	(3)	1
Total revenues	3,330	1,181	2,210	590	92	(179)	7,224	(56)	7,168
Inter-segment revenues	7	1	-	79	92

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Three months ended September 30, 2011

Underlying earnings before tax geographically	307	68	9	46	(72)	3	361	(1)	360
Fair value items	(274)	25	(8)	(17)	(14)	-	(288)	-	(288)
Realized gains / (losses) on investments	39	59	3	1	-	-	102	-	102
Impairment charges	(84)	(5)	(22)	(30)	-	-	(141)	1	(140)
Impairment reversals	9	-	-	-	-	-	9	-	9
Other income / (charges)	4	(61)	5	(2)	-	-	(54)	-	(54)
Run-off businesses	(5)	-	-	-	-	-	(5)	-	(5)
Income before tax	(4)	86	(13)	(2)	(86)	3	(16)	-	(16)
Income tax (expense) / benefit	68	(23)	13	(5)	23	-	76	-	76
Net income	64	63	-	(7)	(63)	3	60	-	60
Inter-segment underlying earnings	(36)	(23)	(18)	66	11

Revenues
Life insurance gross premiums	1,456	480	1,474	366	-	(14)	3,762	(87)	3,675
Accident and health insurance	415	37	-	42	-	-	494	-	494
General insurance	-	99	-	38	-	-	137	-	137
Total gross premiums	1,871	616	1,474	446	-	(14)	4,393	(87)	4,306
Investment income	860	526	458	82	91	(89)	1,928	(14)	1,914
Fee and commission income	(72)	77	35	112	-	(56)	96	-	96
Other revenues	-	-	-	1	-	-	1	-	1
Total revenues	2,659	1,219	1,967	641	91	(159)	6,418	(101)	6,317
Inter-segment revenues	7	-	1	66	85

As of the first quarter of 2012, Aegon has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

10	Unaudited

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Nine months ended September 30, 2012

Underlying earnings before tax geographically	975	232	80	222	(167)	(2)	1,340	(5)	1,335
Fair value items	(60)	158	(20)	(6)	59	-	131	-	131
Realized gains / (losses) on investments	132	68	48	10	-	-	258	-	258
Impairment charges	(137)	(19)	-	(9)	(4)	2	(167)	-	(167)
Impairment reversals	51	-	-	-	-	(2)	49	-	49
Other income / (charges)	(3)	(272)	34	(26)	(1)	-	(268)	-	(268)
Run-off businesses	16	-	-	-	-	-	16	-	16
Income before tax	974	167	142	191	(113)	(2)	1,359	(5)	1,354
Income tax (expense) / benefit	(188)	8	(10)	(68)	48	-	(210)	5	(205)
Net income	786	175	132	123	(65)	(2)	1,149	-	1,149
Inter-segment underlying earnings	(142)	(47)	(47)	215	21

Revenues
Life insurance gross premiums	4,839	2,587	4,432	1,048	-	(52)	12,854	(187)	12,667
Accident and health insurance	1,376	186	-	147	3	(3)	1,709	-	1,709
General insurance	-	375	-	108	-	-	483	-	483
Total gross premiums	6,215	3,148	4,432	1,303	3	(55)	15,046	(187)	14,859
Investment income	2,747	1,666	1,917	254	279	(281)	6,582	(19)	6,563
Fee and commission income	861	245	103	395	-	(201)	1,403	-	1,403
Other revenues	3	-	-	2	4	-	9	(3)	6
Total revenues	9,826	5,059	6,452	1,954	286	(537)	23,040	(209)	22,831
Inter-segment revenues	23	1	1	233	279

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Nine months ended September 30, 2011

Underlying earnings before tax geographically	957	223	31	184	(222)	3	1,176	(9)	1,167
Fair value items	(338)	(33)	(9)	(20)	4	-	(396)	-	(396)
Realized gains / (losses) on investments	113	236	43	5	-	-	397	-	397
Impairment charges	(236)	(11)	(62)	(36)	-	-	(345)	2	(343)
Impairment reversals	50	1	-	-	-	-	51	-	51
Other income / (charges)	1	(80)	-	6	-	-	(73)	-	(73)
Run-off businesses	27	-	-	-	-	-	27	-	27
Income before tax	574	336	3	139	(218)	3	837	(7)	830
Income tax (expense) / benefit	(24)	(65)	33	(51)	61	-	(46)	7	(39)
Net income	550	271	36	88	(157)	3	791	-	791
Inter-segment underlying earnings	(115)	(43)	(52)	191	19

Revenues
Life insurance gross premiums	4,433	2,834	4,984	1,148	-	(39)	13,360	(312)	13,048
Accident and health insurance	1,238	186	-	139	-	-	1,563	(1)	1,562
General insurance	-	358	-	116	-	-	474	-	474
Total gross premiums	5,671	3,378	4,984	1,403	-	(39)	15,397	(313)	15,084
Investment income	2,674	1,595	1,666	237	257	(252)	6,177	(53)	6,124
Fee and commission income	455	251	108	348	-	(178)	984	-	984
Other revenues	1	-	-	2	2	-	5	-	5
Total revenues	8,801	5,224	6,758	1,990	259	(469)	22,563	(366)	22,197
Inter-segment revenues	21	1	2	201	244

Unaudited	11

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax (including associated companies) and income before tax (including associated companies). These non-IFRS measures are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Certain assets held by Aegon Americas, Aegon The Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

12	Unaudited

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of associates

Earnings from Aegon’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

Unaudited	13

3.2 Investments geographically

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At September 30, 2012	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,788	40	Shares	1,390	407	51	51	-	(2)	1,897
85,237	8,853	Debt securities	66,254	17,731	11,113	4,273	-	-	99,371
12,213	5	Loans	9,494	20,529	6	687	-	-	30,716
15,427	10	Other financial assets	11,992	322	12	39	828	-	13,193
1,094	-	Investments in real estate	850	1,928	-	-	-	-	2,778
115,759	8,908	Investments general account	89,980	40,917	11,182	5,050	828	(2)	147,955
-	22,735	Shares	-	8,204	28,536	3,726	-	(5)	40,461
-	10,300	Debt securities	-	16,270	12,929	408	-	-	29,607
88,145	8,173	Separate accounts and investment funds	68,515	-	10,259	1,223	-	-	79,997
-	2,846	Other financial assets	-	463	3,571	1,713	-	-	5,747
-	812	Investments in real estate	-	-	1,019	-	-	-	1,019
88,145	44,866	Investments for account of policyholders	68,515	24,937	56,314	7,070	-	(5)	156,831

203,904	53,774	Investments on balance sheet	158,495	65,854	67,496	12,120	828	(7)	304,786
130,244	-	Off balance sheet investments third parties	101,238	-	-	57,017	-	-	158,255
334,148	53,774	Total revenue generating investments	259,733	65,854	67,496	69,137	828	(7)	463,041

		Investments
96,466	8,858	Available-for-sale	74,983	18,228	11,118	4,099	19	-	108,447
12,213	5	Loans	9,494	20,529	6	687	-	-	30,716
-	-	Held-to-maturity	-	-	-	180	-	-	180
94,131	44,099	Financial assets at fair value through profit or loss	73,168	25,169	55,353	7,154	809	(7)	161,646
1,094	812	Investments in real estate	850	1,928	1,019	-	-	-	3,797
203,904	53,774	Total investments on balance sheet	158,495	65,854	67,496	12,120	828	(7)	304,786

117	7	Investments in associates	92	54	8	644	4	-	802
34,016	5,539	Other assets	26,440	24,529	6,953	4,131	38,882	(37,249)	63,686
238,037	59,320	Consolidated total assets	185,027	90,437	74,457	16,895	39,714	(37,256)	369,274

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,570	45	Shares	1,209	505	54	60	11	(2)	1,837
84,192	8,261	Debt securities	64,853	17,640	9,890	4,036	-	-	96,419
13,319	7	Loans	10,260	18,825	8	643	-	-	29,736
16,196	-	Other financial assets	12,476	40	-	43	744	-	13,303
1,006	-	Investments in real estate	775	2,009	-	-	-	-	2,784
116,283	8,313	Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079
-	21,755	Shares	-	7,608	26,045	3,459	-	(4)	37,108
-	10,003	Debt securities	-	15,124	11,975	277	-	-	27,376
80,137	7,095	Separate accounts and investment funds	61,729	-	8,495	1,060	-	-	71,284
-	2,940	Other financial assets	-	491	3,519	1,619	-	-	5,629
-	946	Investments in real estate	-	-	1,132	-	-	-	1,132
80,137	42,739	Investments for account of policyholders	61,729	23,223	51,166	6,415	-	(4)	142,529

196,420	51,052	Investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608
119,371	-	Off balance sheet investments third parties	91,951	-	-	44,959	-	-	136,910
315,791	51,052	Total revenue generating investments	243,253	62,242	61,118	56,156	755	(6)	423,518

		Investments
96,145	8,266	Available-for-sale	74,060	18,016	9,896	3,861	27	-	105,860
13,319	7	Loans	10,260	18,825	8	643	-	-	29,736
-	-	Held-to-maturity	-	-	-	168	-	-	168
85,950	41,833	Financial assets at fair value through profit or loss	66,207	23,392	50,082	6,525	728	(6)	146,928
1,006	946	Investments in real estate	775	2,009	1,132	-	-	-	3,916
196,420	51,052	Total investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608

100	7	Investments in associates	77	52	9	600	4	-	742
33,562	5,919	Other assets	25,852	19,403	7,086	3,789	35,878	(33,781)	58,227
230,082	56,978	Consolidated total assets	177,231	81,697	68,213	15,586	36,637	(33,787)	345,577

14	Unaudited

4. Premium income and premium to reinsurers

EUR millions	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Gross
Life	3,714	3,675	12,667	13,048
Non-Life	697	631	2,192	2,036
Total	4,411	4,306	14,859	15,084

Reinsurance
Life	828	1,409	2,458	2,151
Non-Life	107	104	312	272
Total	935	1,513	2,770	2,423

On August 9, 2011 the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, was completed resulting in an initial settlement in Q3 2011 and an increase of external reinsurance life premiums as of the fourth quarter of 2011. Premiums paid to reinsurers are reported as part of Claims and benefits (note 9).

5. Investment income

EUR millions	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Interest income	1,911	1,816	5,650	5,438
Dividend income	337	58	796	559
Rental income	39	40	117	127
Total investment income	2,287	1,914	6,563	6,124

Investment income related to general account	1,518	1,426	4,491	4,329
Investment income for account of policyholders	769	488	2,072	1,795
Total	2,287	1,914	6,563	6,124

6. Income from reinsurance ceded

The increase in Income from reinsurance ceded for the nine months ended September 30, 2012 compared to 2011 is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011.

7. Results from financial transactions

EUR millions	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Net fair value change of general account financial investments at FVTPL other than derivatives	105	(131)	351	26
Realized gains and (losses) on financial investments	139	200	385	581
Gains and (losses) on investments in real estate	(27)	(10)	(83)	(36)
Net fair value change of derivatives	(129)	1,507	264	906
Net fair value change on for account of policyholder financial assets at FVTPL	5,118	(9,672)	9,917	(7,534)
Net fair value change on investments in real estate for account of policyholders	(12)	2	(31)	13
Net foreign currency gains and (losses)	3	(2)	15	(11)
Net fair value change on borrowings and other financial liabilities	(35)	1	(41)	(9)
Realized gains and (losses) on repurchased debt	-	-	6	4
Total	5,162	(8,105)	10,783	(6,060)

Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 9).

Unaudited	15

8. Other income

Other income for the nine months ended September 30, 2011 mainly relates to a benefit related to a settlement of a legal claim.

9. Benefits and expenses

EUR millions	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Claims and benefits	12,195	(1,977)	32,745	14,036
Employee expenses	504	513	1,537	1,567
Administration expenses	280	363	814	960
Deferred expenses	(376)	(347)	(1,113)	(1,105)
Amortization charges	232	395	914	1,107
Total	12,835	(1,053)	34,897	16,565

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, Claims and benefits includes commissions and expenses, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 7).

In Q2 2012, Aegon increased the technical provisions related to unit-linked insurance policies with EUR 265 million. This addition to the technical provisions is included in Claims and benefits. Refer to note 22 Commitments and contingencies for more details.

10. Impairment charges / (reversals)

EUR millions	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	62	145	178	354
Impairment reversals on financial assets, excluding receivables [1]	(26)	(9)	(48)	(51)
Impairment charges / (reversals) on non-financial assets and receivables	3	1	7	4
Total	39	137	137	307

Impairment charges on financial assets, excluding receivables, from:
Shares	8	5	12	8
Debt securities and money market instruments	43	99	129	284
Loans	11	41	36	56
Other	-	-	1	6
Total	62	145	178	354

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(17)	(8)	(34)	(46)
Loans	(9)	(1)	(14)	(5)
Total	(26)	(9)	(48)	(51)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

11. Other charges

Other charges for the nine months ended September 30, 2012 and 2011, consist mainly of the annual bank tax charge in Hungary.

16	Unaudited

12. Intangible assets

EUR millions	Sept. 30, 2012	Dec. 31, 2011

Goodwill	719	753
VOBA	1,919	2,086
Future servicing rights	396	397
Software	59	36
Other	10	13
Total intangible assets	3,103	3,285

The decrease in goodwill is attributable to a decrease of an earn out provision resulting in a write off of goodwill, partly offset by positive foreign currency effects. The reason for this treatment is that, according to Aegon’s accounting policies, any changes in the estimated value of an earn out provision related to a business combination that dates prior to July 1, 2008, are recognized in goodwill. The decrease in value of business acquired (VOBA) is mainly attributable to regular amortization and the impact of shadow accounting partly offset by positive foreign currency effects.

13. Investments

EUR millions	Sept. 30, 2012			Dec. 31, 2011

Available-for-sale (AFS)	108,447			105,860
Loans	30,716			29,736
Held-to-maturity (HTM)	180			168
Financial assets at fair value through profit or loss (FVTPL)	5,834			5,531
Financial assets, excluding derivatives	145,177			141,295
Investments in real estate	2,778			2,784
Total investments for general account	147,955			144,079

Total financial assets, excluding derivatives
	AFS	FVTPL	HTM	Loans	Total

Shares	880	1,017	-	-	1,897
Debt securities	97,612	1,579	180	-	99,371
Money market and other short term investments	8,691	1,209	-	-	9,900
Mortgages	-	-	-	27,143	27,143
Private loans	-	-	-	1,035	1,035
Deposits with financial institutions	-	-	-	192	192
Policy loans	-	-	-	2,178	2,178
Receivables out of share lease agreements	-	-	-	10	10
Other	1,264	2,029	-	158	3,451
September 30, 2012	108,447	5,834	180	30,716	145,177

	AFS	FVTPL	HTM	Loans	Total

Shares	869	968	-	-	1,837
Debt securities	94,722	1,529	168	-	96,419
Money market and other short term investments	9,382	1,090	-	-	10,472
Mortgages	-	-	-	26,012	26,012
Private loans	-	-	-	927	927
Deposits with financial institutions	-	-	-	452	452
Policy loans	-	-	-	2,180	2,180
Receivables out of share lease agreements	-	-	-	19	19
Other	887	1,944	-	146	2,977
December 31, 2011	105,860	5,531	168	29,736	141,295

Unaudited	17

European peripheral countries exposure

Aegon’s exposure to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain amounts to EUR 982 million (December 31, 2011: EUR 1,112 million), of which EUR 673 million is included in the available-for-sale investments. The remainder of the exposure, amounting to EUR 219 million (December 31, 2011: EUR 214 million), relates to Aegon’s proportionate share in the investments of its associate CAM Aegon Holding Financiero (Spain).

The following table provides the amortized cost and fair value of Aegon’s exposure to European peripheral countries.

EUR millions Debt security exposure to:									Sept. 30, 2012		Dec. 31, 2011
	Central Government		Banks		RMBS		Corporates and other		Total		Total

	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	9	8	21	23	40	33	95	88	165	152	202	157
Italy	51	49	130	121	42	40	623	594	846	804	1,095	949
Ireland	25	25	1	1	172	139	348	389	546	554	582	584
Greece	-	-	-	-	5	2	23	24	28	26	34	32
Spain	897	823	249	210	747	685	797	788	2,690	2,506	3,194	2,965
Total	982	905	401	355	1,006	899	1,886	1,883	4,275	4,042	5,107	4,687

14. Investments for account of policyholders

EUR millions	Sept. 30, 2012	Dec. 31, 2011
Shares	40,461	37,108
Debt securities	29,607	27,376
Money market and short-term investments	2,169	2,283
Deposits with financial institutions	3,087	2,813
Separate accounts and unconsolidated investment funds	79,997	71,284
Other	491	533
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	155,812	141,397
Investment in real estate	1,019	1,132
Total investments for account of policyholders	156,831	142,529

15. Derivatives

In the first quarter of 2012, Aegon The Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if—in 2032—realized mortality rates are more than 7.5% lower than predefined mortality tables. The derivative is measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivative is calculated using an internal model as there is no active market for this type of derivative.

The movements in derivative balances mainly result from changes in market conditions.

16. Reinsurance assets

In the second quarter of 2012, Aegon USA reinsured approximately EUR 1.2 billion of fixed annuities on a quota share basis resulting in an increase of reinsurance assets.

18	Unaudited

17. Deferred expenses and rebates

EUR millions	Sept. 30, 2012	Dec. 31, 2011
DPAC for insurance contracts and investment contracts with discretionary participation features	10,754	10,486
Deferred cost of reinsurance	602	541
Deferred transaction costs for investment management services	418	405
Unamortized interest rate rebates	168	201
Total deferred expenses and rebates	11,942	11,633

18. Share capital

EUR millions	Sept. 30, 2012	Dec. 31, 2011

Share capital - par value	318	310
Share premium	8,780	8,787
Total share capital	9,098	9,097

Share capital - par value
Balance at January 1	310	278
Issuance	1	32
Share dividend	7	-
Balance	318	310

Share premium
Balance at January 1	8,787	7,906
Issuance	-	881
Share dividend	(7)	-
Balance	8,780	8,787

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. In 2012 and 2011 the average share price did not exceed the exercise price of these options. As a result diluted earnings per share do not differ from basic earnings per share.

Dividend per common share

For 2012, an interim dividend of EUR 0.10 per common share was declared by the company. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 14, 2012. In the second quarter of 2012, a final dividend of EUR 0.10 per common share was paid relating to the second half year of 2011. The dividend per common share paid in 2011 (final 2010 and interim 2011) was nil.

19. Other equity instruments

On February 7, 2012, Aegon issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and are not cumulative and are priced at 100% of their principal amount. The proceeds from the issuance of the subordinated notes are used for general corporate purposes.

Unaudited	19

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however Aegon has the right to call the securities for redemption at par for the first time on the first coupon date in 2017, or on any coupon payment date thereafter.

The interest cash flows on substantially all of these securities has been swapped to an EURIBOR based interest rate to reduce the exposure to interest rate changes.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. At September 30, 2012 the equity component amount to EUR 271 million, subordinated borrowings amounts to EUR 43 million and a deferred tax liability (included in Other liabilities) amounts to EUR 91 million.

20. Subordinated borrowings

Subordinated borrowings include a liability of EUR 43 million relating to the non-cumulative subordinated notes issued on February 7, 2012. This liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes refer to note 19.

21. Borrowings

EUR millions	Sept. 30, 2012	Dec. 31, 2011

Debentures and other loans	10,758	9,199
Commercial paper	407	646
Short term deposits	17	18
Bank overdrafts	116	278
Total borrowings	11,298	10,141

Debentures and other loans

On September 1, 2012 Aegon redeemed a USD 200 million Zero Coupon Bonds loan, which matured.

On July 18, 2012 Aegon issued EUR 500 million in senior unsecured notes, due July 18, 2017. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 99.712%, and carry a coupon of 3.00%. Net proceeds from this issuance are used for general corporate purposes and the redemption of short-term debt.

On May 23, 2012, Aegon USA sold asset backed securities (ABS) to institutional investors amounting to EUR 230 million. These securities consist of three tranches:

t	USD 227.5 million of class A-1 notes with a legal final maturity date of April 15, 2023 and priced at 99.652% with a coupon of three month Libor plus 1.30%.
t	USD 39.65 million of class A-2 notes with a legal final maturity date of April 15, 2023 and priced at 99.267% with a coupon of three month Libor plus 2.50%.
t	USD 24.5 million of class B notes with a legal final maturity date of April 15, 2023 and priced at 90.289% with a coupon of three month Libor plus 3.00%.

The net proceeds are used to finance a part of the existing bank loan portfolio of Aegon USA.

20	Unaudited

On May 8, 2012, Aegon The Netherlands sold class A residential mortgage backed securities (RMBS) to a broad group of institutional investors amounting to EUR 685 million. These securities consist of two tranches:

t	USD 600 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Libor plus 1.55%.
t	EUR 212 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds are used to refinance a part of the existing Dutch mortgage portfolio of Aegon The Netherlands.

On April 29, 2012 Aegon redeemed a EUR 1.0 billion senior loan, which matured.

On March 1, 2012, Aegon The Netherlands borrowed EUR 1.5 billion from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 3 year term. During Q3 2012 the interest per annum was lowered from 1% to 0.75%. The borrowing is fully collateralized. The funds are mainly used to fund the mortgage loan production of Aegon The Netherlands.

Included in Debentures and other loans is EUR 1,055 million relating to borrowings measured at fair value (2011: EUR 1,010 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

22. Commitments and contingencies

In the second quarter of 2012, Aegon decided to bring forward the measures related to the agreement announced on July 13, 2009 and reduce future costs for its customers with unit-linked insurance policies. With these measures, Aegon commits to ‘best of class’ principles of the Dutch Ministry of Finance. Previously, Aegon’s approach was to settle compensation with clients when the policy expires. However, to comply with the Ministry’s principles, Aegon will now settle compensation immediately by making direct additions to policy values before year-end 2012. As a result of this acceleration of previously announced measures, Aegon has recorded a charge of EUR 265 million before tax in the second quarter of 2012 included in Claims and Benefits.

In addition, Aegon will reduce future policy costs beginning in 2013 onward for the large majority of its unit-linked insurance policies. This will decrease income before tax over the remaining duration of the policies by approximately EUR 125 million, based on the current present value.

There have been no other material changes in contingent assets and liabilities as reported in the 2011 consolidated financial statements of Aegon.

23. Acquisitions / Divestments

There were no significant acquisitions or divestments during the first nine months of 2012.

Unaudited	21

24. Events after the balance sheet date

On October 1, 2012, Aegon closed the sale of its interest in Prisma Capital Partners LP (“Prisma”) to KKR. Prisma, which is accounted for as an associate, served as an investment manager for certain of Aegon’s hedge fund investments as well as for other third parties. The sale proceeds received on the closing date amount to USD 130 million and is subject to certain contingent arrangements which may lead to further payments in 2014 and 2017 based on whether the Prisma business grows to achieve certain operating performance metrics when measured in such years. In addition Prisma and Aegon agreed to keep the base management fees associated with Aegon’s accounts managed by these limited partnerships at a certain level for each of 5 years (July 2, 2012 to July 1, 2013, and each annual period thereafter until July 1, 2017). The commitment penalizes for Aegon withdrawals from the fund. Drops in revenue due to market fluctuations do not trigger the commitment. The contingent revenue commitment will be monitored continuously until July 1, 2017. The carrying value of Prisma as at September 30, 2012 was EUR 2 million. The sale will be recorded in the fourth quarter of 2012. Aegon’s share in Prisma earnings for the first nine months of 2012 amounted to EUR 8 million (full year 2011: EUR 13 million).

Following the announced merger between Banca Cívica and CaixaBank in Spain, Aegon reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction was closed on October 11, 2012 after obtaining regulatory approval. The sale is expected to result in a book gain of approximately EUR 35 million before tax and will be recorded in the fourth quarter of 2012. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 13 million for the first nine months of 2012 (full year 2011: EUR 16 million).

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Disclaimers

Cautionary note regarding non-GAAP measures

This document includes a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements. Aegon believes that this non-GAAP measure, together with the IFRS information, provides meaningful supplemental information that Aegon’s management uses to run its business as well as useful information for the investment community to evaluate Aegon‘s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholder’s equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon‘s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+31(0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

Telephone	+31(0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+31(0) 70 344 83 05

or	877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results

Friday, February 15, 2013	Results fourth quarter 2012

Wednesday, May 8, 2013	Results first quarter 2013

Thursday, August 8, 2013	Results second quarter 2013

Thursday, November 7, 2013	Results third quarter 2013

Aegon’s Q3 2012 press release and Financial supplement are available on aegon.com.

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About Aegon

Throughout their working lives and into retirement, millions of people around the world rely on Aegon to help them secure their long-term financial future.

As an international life insurance, pension and asset management company, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 25,000 people and have some 47 million customers across the globe.

Aegon uses its strength and expertise to create added value for customers, shareholders, employees and the wider community. Aegon does this by encouraging innovation and by growing its businesses profitably and sustainably.

Aegon’s ambition is to be a leader in all its chosen markets by 2015.